File No. 0-27884

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2003

Macronix International Co., Ltd.

No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F     ✓                Form 40-F _____.

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____            No     ✓    .

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:______ .]

Monthly Sales Report — July 2003
Regulated Announcement for the month of July 2003
Signatures

MACRONIX INTERNATIONAL CO., LTD.
For the month of July 2003

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of July 2003.

     Sales volume (NT$: Thousand)

Time	Item	2003	2002	Changes	(%)

July	Invoice amount	1,585,827	1,409,900	+175,927	+12.48%
July	Net Sales	1,520,415	1,350,206	+170,209	+12.61%

     Funds lent to other parties (NT$: Thousand)

	Bal. As of	Bal. As of
	July 2003 end	June 2003 end	Limit of lending

MXIC	0	0	13,534,147
MXIC’s subsidiaries	1,108,002	1,108,002	13,534,147

     Endorsements and guarantees (NT$: Thousand)

	Limit of endorsement	July	Bal. As of period end

MXIC	13,534,147	–116,994	4,022,740
MXIC’s subsidiaries		0	0
MXIC endorses for subsidiaries		0	4,022,740
MXIC’s subsidiaries endorses for MXIC		0	0
MXIC endorses for PRC companies		0	0
MXIC’s subsidiaries endorses for PRC companies		0	0

     Financial derivatives transactions (NT$: Million)

4-1 Hedging purpose

For assets / liabilities denominated
in foreign currencies		For the position of floating rate liabilities

Underlying assets / liabilities	0	Underlying assets / liabilities	0
Financial instruments	4,5	Financial instruments	5
Realized profit (loss)	10	Realized profit (loss)	0

Financial instruments: 1. Future 2. Option 3. Forward contracts 4. Interest rate swap 5. Others

4-2 Trading purpose: None.

MACRONIX INTERNATIONAL CO., LTD.
For the month of July 2003

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of MXIC; 2) the pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders of MXIC; 3) outstanding units and shares of ADR; 4) outstanding amount of Convertible Bonds by MXIC for the month of July 2003.

     The trading of directors, supervisors, executive officers and 10% shareholders:

Number of shares
held when elected
		(for Directors,	Number of shares	Number of shares
		Supervisors and	held as	held as
Title	Name	Executive Officers)	June 30, 2003	July 30, 2002	Changes

Director	Tom Yu	11,285,399	19,072,119	19,172,119	+100,000

     The pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders:

		Number of common		Accumulated number
		shares pledged as		of pledged common
Title	Name	of July 30, 2003	Date of pledged	shares

Executive Director and President	Miin Wu	9,000,000	2003/07/29	28,130,000

     Outstanding units and shares of ADR:

Outstanding of	Outstanding of	Outstanding of	Outstanding of
units on June 30,	shares on June 30,	units on July 31,	shares on July 31,
2003	2003	2003	2003

1,613,539.3	16,135,393.0	1,613,539.3	16,135,393.0

     Outstanding amount of Convertible Bonds

		Outstanding Amounts	Outstanding Amounts
Convertible Bonds	Conversion Price	on June 30, 2003	on July 31, 2003

0.5% Convertible Bonds Due 2007	NT$28.4727	US$169,224,000	US$169,224,000
0% Convertible Bonds Due 2008	NT$12.06	US$90,000,000	US$90,000,000

MACRONIX INTERNATIONAL CO., LTD.
For the month of July 2003

This is to report 1) the acquisition of assets by MXIC and 2) the disposition of assets by MXIC for the month of July 2003.

     The acquisition of assets:

			Purchase Price
		Trade Quantity	(Per Unit)	Trade Amount
Date	Description of assets	(Unit)	(NT$)	(NT$)

2003/07/18	Shinkong Chi-Shin Fund	24,248,378.5500	13.5868 ~ 13.6593	330,000,000

     The disposition of assets:

			Purchase Price
		Trade Quantity	(Per Unit)	Trade Amount
Date	Description of assets	(Unit)	(NT$)	(NT$)

2003/07/30	Shinkong Chi-Shin Fund	24,248,378.5500	13.6063 ~ 13.6667	330,357,902

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.

Date: August 16, 2003	By:	/s/ Paul Yeh
Name: Paul Yeh
Title: Associate Vice President of Finance Center